SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2015
Commission File Number 0-28800
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DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2015, incorporated by reference herein:
Exhibit
99.1 Release dated September 7, 2015, entitled “DEALING IN SECURITIES BY A DIRECTOR”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 7, 2015 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings Requirements”), the following information regarding a transaction by a director of DRDGOLD is disclosed:
Name of director: Mr Niël Pretorius
Name of company of which he is a director: DRDGOLD
Date on which the transaction was effected: 4 September 2015
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 100 000
Price per security: R2.15
Total value of transaction: R215 000.00
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.
Roodepoort
7 September 2015
Sponsor One Capital